SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           VION PHARMACEUTICAL, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  927624106
                                (CUSIP Number)

                               BRUCE C. WATERFALL
                   10 EAST 50TH STREET, NEW YORK, NEW YORK 10022

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 May 22, 1996
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages

13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Phoenix Partners
                              13-6272912
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York State
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                381,944
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                381,944
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                381,944
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.6%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 2 of 11 Pages

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              MW Management, L.L.C.
                              13-3859826
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                381,944
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                381,944
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                381,944
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.6%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                OO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 11 Pages

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Morgens, Waterfall, Vintiadis & Company, Inc. 13-2674766
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York State
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                381,945
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                381,945
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                381,945
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.6%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 4 of 11 Pages

13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Edwin H. Morgens
                  ###-##-####
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              U.S.A.
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                763,889
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                763,889
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                763,889
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                9.2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 5 of 11 Pages

13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Bruce Waterfall
                  ###-##-####
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              U.S.A.
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                763,889
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                763,889
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                763,889
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                9.2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 6 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the Common Stock ("Common Stock") of Vion Pharmaceutical, Inc., a Delaware corporation ("Vion"). The principal executive offices of Vion are at 4 Science Park, New Haven, Connecticut 06511.

ITEM 2.   IDENTITY AND BACKGROUND.

      This statement is filed by (a) Phoenix Partners ("Phoenix"), (b) MW Management L.L.C. ("MWM"), (c) Morgens, Waterfall, Vintiadis & Company,
Inc. ("Morgens Waterfall"), (d) Edwin H. Morgens ("Morgens") and (e) Bruce Waterfall ("Waterfall" and together with the persons listed in paragraphs
(a) through (d), the "Reporting Persons").
      Phoenix is a New York limited partnership having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Phoenix is to invest in securities of United States issuers. Morgens and Waterfall are managing members of MWM, the general partner of Phoenix.
All of the information concerning Morgens Waterfall, MWM, Morgens and Waterfall is set forth below.
      Morgens Waterfall is a New York corporation having its principal address at 10 East 50th Street, New York, New York 10022. The business of Morgens Waterfall is the rendering of financial services, and it provides discretionary investment advisory services pursuant to contracts with Morgens Waterfall Vintiadis Investments N.V. ("MWV"), an offshore investment corporation, and Betje Partners ("Betje"), a New York limited partnership.
MWV is a wholly owned subsidiary of Phaeton International N.V ("Phaeton"). Under the rules promulgated by the Securities and Exchange Commission, Morgens Waterfall and its principals may be considered "beneficial owners" of securities acquired by MWV and Betje as a result of its advisory relationship to MWV and Betje.
      Morgens is the Chairman of the Board of Directors and the Secretary of Morgens Waterfall. Waterfall is the President and Assistance Secretary of Morgens Waterfall and is also a Director. The primary occupations of Morgens and Waterfall are to act as the principals in the business of Morgens Waterfall. The business address of Morgens and Waterfall, each of whom is a United States citizen, is at the office of Morgens Waterfall at 10 East
50th Street, New York, New York 10022. Morgens Waterfall has no other officers and directors.
      MWM is a Delaware limited liability company having its principal address at 10 East 50th Street, New York, New York 10022. MWM was formed in 1995 solely to act as the general partner of Phoenix.
Under the rules promulgated by the Securities and Exchange Commission, MWM and its management members may be considered "beneficial owners" of securities acquired by Phoenix.
      None of the persons described in this Item 2, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state

                              Page 7 of 11 Pages
securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Convertible Preferred Stock of Vion (the "Preferred Stock") held by the Reporting Persons was purchased in the over-the-counter market through brokerage transactions. The aggregate number of shares of Preferred Stock so purchased, as reported in this Scheduled 13D, and the aggregate purchase price of such shares is as follows:

                                  Aggregate                  Aggregate
          Name                    # of Shares                Purchase Price

          Morgens Waterfall       137,500                    $1,375,000.00
          Phoenix                 137,500                    $1,375,000.00

      The source of the payments by the clients of Morgens Waterfall and Phoenix was working capital, and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Preferred Stock was acquired by Morgens Waterfall and Phoenix in the over-the-counter market through brokerage transactions in the ordinary course of business, solely as a investment. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, although they reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) The Preferred Stock is convertible into Common Stock of Vion in the amounts enumerated below. Holders may convert the Preferred Stock at any time, and the Preferred Stock has voting rights in proportion to the number of shares of Common Stock to be received upon conversion.
      The Reporting Persons beneficially own the following amounts of Preferred Stock and underlying Common Stock.

                       Aggregate # of               Aggregate # of
Name                   Preferred Shares             Underlying Common Shares

Morgens Waterfall      137,500                        381,945
Phoenix                137,500                        381,944

      The Reporting Persons own in the aggregate 9.2% of the 8,317,995 outstanding shares of Common Stock. The outstanding shares consist 7,554,106 currently outstanding shares of Common Stock and 763,889 shares of the Common Stock to be issued upon conversion of the outstanding Preferred Stock held by the Reporting Persons.

                              Page 8 of 11 Pages

      Morgens Waterfall does not directly own any of the Preferred Stock. Morgens Waterfall may be deemed to indirectly beneficially own 137,500 shares of Preferred Stock by virtue of contracts with MWV (91,667 shares), and Betje (45,833 shares) pursuant to which Morgens Waterfall provides discretionary investment advisory services.
      Waterfall does not directly own any of the Preferred Stock. Waterfall may be deemed to indirectly beneficially own 275,000 shares of Preferred Stock by virtue of his positions as managing member of MWM (137,500 shares) and as President, Assistant Secretary and Director of Morgens Waterfall (137,500 shares).
      Morgens does not directly own any of the Preferred Stock. Morgens may be deemed to indirectly beneficially own 275,000 shares of Preferred Stock by virtue of his positions as managing member of MWM (137,500 shares) and as Chairman of the Board of Directors and Secretary of Morgens Waterfall (137,500 shares).
      (c) The following is a list of all transactions involving the Preferred Stock by any of the Reporting Persons named in Item 2 of this
Schedule 13D.

                                     No. of Shares
Name                    Date         sold/purchased           Price/Shares

Morgens Waterfall       5/22/96      137,500 bought           $10.00
Phoenix                 5/22/96      137,500 bought           $10.00

      (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 4, 1996                Phoenix Partners
                                    By: MW Management, LLC
                                    General Partner


                                    /s/ Edwin H. Morgens
                                    Edwin H. Morgens
                                    Managing Member

                              Page 9 of 11 Pages

                                    Morgens, Waterfall, Vintiadis & Company
                                    Inc.


                                    By: /s/ Edwin H. Morgens
                                        Edwin H. Morgens
                                        Chairman


                                    /s/ Edwin H. Morgens
                                    Edwin H. Morgens


                                    /s/ Edwin H. Morgens
                                    Bruce Waterfall





























                              Page 10 of 11 Pages

                                   EXHIBIT I

                          	JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(F)(1)



The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


Date:  June 4, 1996

Phoenix Partners
By: MW Management, LLC
    General Partner


/s/ Edwin H. Morgens
Edwin H. Morgens
Managing Member


Morgens, Waterfall, Vintiadis & Company Inc.


By: /s/ Edwin H. Morgens
    Edwin H. Morgens
    Chairman


/s/ Edwin H. Morgens
Edwin H. Morgens


/s/ Bruce Waterfall
Bruce Waterfall








                              Page 11 of 11 Pages